Exhibit 12.1

Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2014	2013	2012	2011	2010

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$6,814	$35,318	$(40,050)	$(28,331)	$(48,305)
Distributed income of equity investees	1,164	1,650	1,224	2,600	657
Amortization of capitalized interest	3,840	3,557	3,538	3,564	3,527
Fixed charges - per below	138,007	132,146	147,077	140,356	148,500
Less:
Capitalized interest	(6,803)	(3,137)	(2,560)	(1,997)	(10,385)

Earnings before fixed charges	$143,022	$169,534	$109,229	$116,192	$93,994

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$130,621	$127,585	$142,982	$136,396	$136,410
Capitalized interest	6,803	3,137	2,560	1,997	10,385
Ground leases and other	583	1,424	1,535	1,963	1,705

Total Fixed Charges	138,007	132,146	147,077	140,356	148,500

Income allocated to preferred shareholders	6,900	6,900	10,405	7,992	7,992

Total Preferred Distributions	6,900	6,900	10,405	7,992	7,992

Total combined fixed charges and preferred distributions	$144,907	$139,046	$157,482	$148,348	$156,492

Ratio of earnings to combined fixed charges and preferred distributions	(a)	1.22	(a)	(a)	(a)

(a) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $1,885 for the year ended December 31, 2014, $48,253 for the year ended December 31, 2012, $32,156 for the year ended December 31, 2011 and $62,498 for the year ended December 31, 2010 to achieve a coverage ratio of 1:1.